Exhibit 99.1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2026

Hellman & Friedman Capital Partners X (Parallel), L.P.
By: Hellman & Friedman Investors X, L.P., its general partner
By: H&F Corporate Investors X, Ltd., its general partner

By: /s/ Jacob Best
Name: Jacob Best
Title: Vice President

HFCP X (Parallel – A), L.P.
By: Hellman & Friedman Investors X, L.P., its general partner
By: H&F Corporate Investors X, Ltd., its general partner

By: /s/ Jacob Best
Name: Jacob Best
Title: Vice President

Mend Partners II, L.P.
By: Mend Partners GP, LLC, its general partner
By: Hellman & Friedman Investors X, L.P., its managing
      member
By: H&F Corporate Investors X, Ltd., its general partner

By: /s/ Jacob Best
Name: Jacob Best
Title: Vice President

Mend Investment Holdings I, L.P.
By: Mend Investment Holdings GP, LLC, its general partner
By: Hellman & Friedman Capital Partners X, L.P., its
      managing member
By: Hellman & Friedman Investors X, L.P., its general partner
By: H&F Corporate Investors X, Ltd., its general partner

By: /s/ Jacob Best
Name: Jacob Best
Title: Vice President

Hellman & Friedman Investors X, L.P.
By:\H&F Corporate Investors X, Ltd., its general partner

By: /s/ Jacob Best
Name: Jacob Best
Title: Vice President

Mend Partners GP, LLC
By: Hellman & Friedman Investors X, L.P., its managing member
By: H&F Corporate Investors X, Ltd., its general partner

By: /s/ Jacob Best
Name: Jacob Best
Title: Vice President

Mend Investment Holdings GP, LLC
By: Hellman & Friedman Capital Partners X, L.P., its managing member
By: Hellman & Friedman Investors X, L.P., its general partner
By: H&F Corporate Investors X, Ltd., its general partner

By: /s/ Jacob Best
Name: Jacob Best
Title: Vice President

Hellman & Friedman Capital Partners X, L.P.
By: Hellman & Friedman Investors X, L.P., its general partner
By: H&F Corporate Investors X, Ltd., its general partner

By: /s/ Jacob Best
Name: Jacob Best
Title: Vice President

H&F Corporate Investors X, Ltd.

By: /s/ Jacob Best
Name: Jacob Best
Title: Vice President